February 17, 2023

BY EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, NE, Washington, D.C. 20549

RE:	Oak Woods Acquisition Corp.

Draft Registration Statement on Form S-1 Submitted November 1, 2022

CIK No. 0001945422

Amended Filing in Response to Staff Comment Letter Dated November 28, 2022

Dear Staff,

Thank you for your comments on the referenced Draft Registration Statement filed on November 1, 2022 by Oak Woods Acquisition Corporation (the “Company”) with the Securities and Exchange Commission (the “Commission”). On behalf of the Company, we hereby transmit, via EDGAR, an updated Registration Statement on Form S-1 (“Form S-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments.

The Staff’s comments, reproduced in bold text below, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Page references below in the Company’s responses are to the page numbers in the Form S-1. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment:

Summary

Our Sponsor and Management, page 2

1.	Your disclosure on page 3 that your “Board members will be considering a business combination target which could have operations anywhere in the world, excluding China” appears to be inconsistent with your disclosure on the cover page and throughout that your “initial business combination target company may include a company located in the People’s Republic of China, or PRC.” Please revise for clarity and consistency.

In response to the Staff’s comment, the Company has made the revisions in the disclosure relates to the sponsor and management on Page 3 of the updated Registration Statement, deleting the “…excluding China”, to keep the consistency with other disclosures.

Transfers of Cash to and from our Potential VIE (Post Business Combination), page 13

2.	We note that your statement here, “[i]f we enter into a business combination with a target business operating in China under a VIE structure, we do intend to distribute earnings or settle amounts owed under such VIE agreements to the PRC Target Company’s subsidiaries” is inconsistent with your statement on page 82 where you stated that you “do not intend to distribute earnings or settle amounts owed under such VIE agreements to the PRC Target Company’s subsidiaries.” Please reconcile this discrepancy.

In response to the Staff’s comment, the Company has made the revisions in the disclosure on Page 15 of the updated Registration Statement, clarifying that the Company does “not intend to distribute earnings or settle amounts owed under such VIE agreements”, to keep the consistency with other disclosures.

The Offering

Private placement units and underlying securities, page 24

3.	Please revise your disclosure to clarify whether the holders of the placement units and the underlying securities will be entitled to registration rights.

In response to the Staff’s comment, the Company has made the revisions as requested in the disclosure on Page 25 of the updated Registration Statement, clarifying that the private placement units and the underlying securities will be entitled to registration rights.

Risk Factors

If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors..., page 48

4.	We note that your sponsor, officers, directors and affiliates may purchase shares from public holders for the purpose of voting those shares in favor of a proposed business combination, thereby increasing the likelihood of the completion of the combination. Please explain how such purchases would comply with the requirements of Rule 14e-5 under the Exchange Act. Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation 166.01 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that no “covered person” within the meaning of Rule 14e-5(c)(3)(iv) will engage in any unlawful activity as defined in Rule 14e-5(a).  The Company has revised the disclosure as requested in the Summary section on page 29, and in the risk factor titled “If we seek shareholder approval of our initial business combination, our sponsor, directors, officers, advisors and their affiliates may elect to purchase public shares or public warrants from public shareholders, which may influence a vote on a proposed initial business combination and reduce the public “float” of our Class A ordinary shares” on pages 49 - 51 of the updated Registration Statement.

We may issue our public shares to investors in connection with our initial business combination..., page 95

5.	We note your disclosure that potential PIPE transactions are meant to enable you to provide sufficient liquidity to the post-business combination entity. Clearly disclose their impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity.

In response to the Staff’s comment, the Company has made the revisions as requested in the disclosure on Page 97 of the updated Registration Statement, clarifying the effect on investors of future private placements of the Company’s ordinary shares and is provided in original and revised text for ease of reference here below:

In connection with our initial business combination, we may issue ordinary shares or other securities to investors in private placement transactions (so-called PIPE transactions) at a price of $10.00 per share or which approximates the per-share amounts in our trust account at such time, which is generally approximately $10.00. The purpose of such issuances will be to enable us to provide sufficient liquidity to the post-business combination entity. The price of the ordinary shares we issue may therefore be less, and potentially significantly less, than the market price for our public shares at such time, resulting in dilution or potentially significant dilution to current shareholders. Should we choose to issue ordinary shares in a private placement transaction in conjunction with our initial business combination we may incur additional costs in connection with the private placement, including but not limited to, legal, due diligence, and financing costs that would not otherwise exist. We may undertake a PIPE transaction to in efforts to obtain financing faster than may otherwise be possible through a public offering, and at a lower cost than may be otherwise available in the market. Moreover, our ability to privately place our securities with investors may be conditioned on offering terms that are not identical to those contained in this offering. For example, in order to close a private placement and obain the benefit of such financing, we may agree to certain anti-dilution protections to protect against future issuances, stock splits, and reclassifications to future private investors. Prospective private investors may also require preemptive rights to participate in future issuances of securities to maintain their relative ownership interests.

Depending on the amount and character of securities issued in a future private placement, Nasdaq may determine that we have undergone a change of control or require us to obtain shareholder approval prior to certain issuances of common stock or securities convertible into common stock. Should we be required under Nasdaq rules to obtain shareholder approval prior to completing a private placement, obtaining such approval would likely delay our ability to raise capital in a private placement and increase the cost to investors of completing the transaction.

Enforceability of Civil Liabilities, page 104

6.	Please expand your disclosure in this section to identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor from the risk factor “Because we are incorporated under the laws of the Cayman Islands...” on page 101.

In response to the Staff’s comment, the Company has expanded the disclosure as requested in the “Enforceability of Civil Liabilities” section on Page 109 of the updated Registration Statement.

Further, in accordance with the Staff’s comment, the Company has added a separate risk factor titled “Because some of our directors and executive officers (or candidates) reside outside of the United States, you may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited.” on page 105 of the updated Registration Statement.

Use of Proceeds, page 106

7.	Regarding your statement that you “will not be permitted to withdraw any of the principal or interest held in the trust account except for the withdrawal of interest to pay taxes, if any, and up to $50,000 of interest to pay liquidation expenses and which interest shall be net of taxes payable,” please disclose whether there are any taxes that will not be paid from the principal or interest held in the trust account. Specifically, please disclose whether the principal or interest held in the trust account will be used to pay for the potential excise tax imposed by the Inflation Reduction Act.

In response to the Staff’s comment, the Company has made revisions as requested in the “Use of Proceeds” section on Page 111 of the updated Registration Statement, disclosing that the Company is not permitted to use the proceeds placed in the trust account and the interest earned thereon to pay any excise taxes or any other fees or taxes, other than franchise and income taxes, that may be imposed on the Company pursuant to any current, pending or future rules or laws, including without limitation any excise tax imposed under the Inflation Reduction Act on any redemptions or stock buybacks by the Company.

In addition, the Company has added a separate risk factor titled “The Excise Tax included in the Inflation Reduction Act may decrease the value of our securities following our initial business combination, hinder our ability to consummate an initial business combination, and decrease the amount of funds available for distribution in connection with a liquidation.” on Page 107 of the updated Registration Statement, disclosing the Excise Tax under the Inflation Reduction Act will apply to any redemptions of the Company’s Class A ordinary shares after December 31, 2022, including redemptions in connection with an initial business combination and any amendment to the Company’s certificate of incorporation to extend the time to consummate an initial business combination, unless an exemption is available.

Dilution, page 111

8.	Please revise your dilution disclosure to correct inconsistencies between the narrative description and the table, as well as calculations within the tables on pages 111 and 112.

In response to the Staff’s comment, the Company has made revisions in the “Dilution” section on Page 115 and 116 of the updated Registration Statement to correct the inconsistencies.

Comparison of redemption or purchase prices in connection with our initial business combination . . ., page 137

9.	Regarding the impact to remaining shareholders, please disclose any expenses, in addition to the taxes payable, that remaining shareholders will bear.

In response to the Staff’s comment, the Company has made revisions as requested in the “Impact on the remaining shareholders” section on Page 141 of the updated Registration Statement, adding the “the deferred underwriting commissions”.

Comparison of This Offering to Those of Blank Check Companies Subject to Rule 419, page 138

10.	We note your statement that the warrants cannot be exercised until the later of the completion of a business combination and 12 months from the closing of this offering. However, this statement seems to conflict with your previous statements on page 20 and elsewhere where you state that the warrants will become exercisable on the later of: (i) 12 months from the closing of this offering; (ii) 30 days after the completion of our initial business combination. Please advise or reconcile the discrepancy.

In response to the Staff’s comment, the Company has made revisions in the “Exercise of the warrants” section on Page 143 of the updated Registration Statement to correct the inconsistency.

Principal Shareholders, page 155

11.	We note that footnote 2 excludes private units and footnote 4 includes private units. However, we note that the number of ordinary shares owned by the sponsor, directors, and officers did not increase in footnote 4 when compared to footnote 2. Please advise or revise.

The Company acknowledges the Staff’s comment and respectfully refers Staff to the updated principal shareholders table located on page 159 of the updated Registration Statement.

Index to financial statements

Statement of changes in shareholder's deficit, page F-5

12.	Please revise total shareholder’s deficit to agree to the corresponding amount on the balance sheet.

In response to the Staff’s comment, the Company has made revisions in the “shareholders’ deficit” on Page F-5 of the updated Registration Statement to correct the inconsistency.

General

13.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

In response to the Staff’s comment, the Company has added a separate risk factor titled “We may not be able to complete an initial business combination with a U.S. target company since such initial business combination may be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (“CFIUS”), or ultimately prohibited.” on page 96 - 97 of the updated Registration Statement.

Please direct any comments or questions regarding this filing to the Company’s counsel, RAITI, PLLC, Attn: Warren A. Raiti: (212) 560-2328; wraiti@raitipllc.com.

Very truly yours,

/s/ WARREN A. RAITI
Warren A. Raiti
Managing Attorney